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                                                          EXHIBIT 99(a)(5)(iv)

FOR IMMEDIATE RELEASE
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March 21, 2000

                                             Contact:  Contacts:
                                                       Lee McGee
                                                       (410) 843-8704
                                                       Linda Palarino
                                                       (410) 843-8094


   SYLVAN LEARNING SYSTEMS, INC. ANNOUNCES TENDER OFFER FOR ITS COMMON STOCK


     Baltimore, Maryland, March 21, 2000 - Sylvan Learning Systems, Inc. (NASDAQ: SLVN) today announced that it has commenced a "Dutch Auction" tender offer to purchase up to 9.5 million shares, or approximately 19 percent, of its outstanding common stock at a premium to the closing price of Sylvan's common stock on Monday, March 20, 2000. The company intends to finance the repurchase with a portion of the proceeds of the sale on March 6, 2000 of its computer-based testing division, known as Prometric, to The Thomson Corporation.

     According to Douglas Becker, CEO of Sylvan, "Our recently announced strategy emphasizes both the opportunity to grow our core educational services operating businesses and the significant investment potential of our new Internet "e-learning" Incubator. This new structure will allow Sylvan to become the true clicks-and-mortar leader in the educational industry. We believe that this strategy will enable us to maximize shareholder value. We are making the offer to buy back our shares because we believe that our shares are undervalued in the public market and that the offer is consistent with our long-term corporate goal of increasing shareholder value."

     Sylvan plans to repurchase up to 9.5 million shares of its common stock at a single, per-share price within a price range of $15.25 to $17.50 per share. Under the terms of the offer, shareholders will have the opportunity to tender all or a portion of their shares at a price within this specified price range. The closing price of Sylvan's common stock on Monday, March 20, 2000, was $14.875 per share. Shareholders whose shares are purchased in the offer will be paid the same purchase price net in cash, without interest, after expiration of the offer period.

     Sylvan's Board of Directors has approved the offer. However, neither Sylvan nor its Board of Directors nor the Dealer Managers is making any recommendation to its shareholders as to whether to tender or
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refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which such shares should be tendered. Sylvan's directors and executive officers have advised Sylvan that they will not tender any of their shares in the offer.

          THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF SYLVAN'S COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY SYLVAN'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT SYLVAN WILL BE SENDING OUT TO ITS SHAREHOLDERS SHORTLY. SHAREHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS TO THE OFFER.

     The tender offer will expire on Monday, April 17, 2000, at 12:00 Midnight, Eastern time, unless the company elects to extend the offer. The offer is subject to various conditions described on the Offer to Purchase.


About Sylvan Learning Systems

     Sylvan Learning Systems, Inc. (www.sylvan.net) is the leading provider of
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educational services to families, schools and industry. The Sylvan Learning
Centers and Contract Education Services divisions provide personalized instruction services to K-12 students through direct consumer relationships and under contract to school systems. Sylvan provides courses to adult students throughout the world in the areas of English language, Teacher Training and accredited University offerings through the Wall Street Institute/ ASPECT, Canter and Sylvan International Universities subsidiaries. Through its affiliate, Caliber Learning Network, Inc., Sylvan also has the ability to distribute world-class adult professional education and training programs.

     This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include those matters disclosed in the Sylvan's Security and Exchange Commission filings.